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Unilever

SHARE BUYBACK PROGRAMME UPDATE

UNILEVER PLC

Released 17:31:18 05 June 2023

RNS Number : 7102B
Unilever PLC
05 June 2023

Share Buyback Programme - Update June 2023

London - Unilever PLC confirms the successful completion of the third tranche of €750 million of its programme to buy back shares with an aggregate market value equivalent of up to €3 billion.

On 10 February 2022, Unilever PLC announced its fourth quarter and full year 2021 results and a share buyback programme of up to €3 billion to be conducted over 2022 and 2023. On 17 March 2023, Unilever PLC announced the commencement of the third tranche of the buyback programme for an aggregate market value equivalent to €750 million to be completed by 24 July 2023 (the "Third Tranche").

Unilever PLC confirms the Third Tranche was completed on 2 June 2023. Between 17 March 2023 and 2 June 2023, a total of 15,552,684 ordinary Unilever PLC shares were purchased.

Further tranches of the share buyback programme will be announced in due course as appropriate.

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

Press-Office.London@Unilever.com

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current war in Ukraine. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022 available on our corporate website.

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